November 9, 2012

Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:         Seven Arts Entertainment Inc.
Preliminary Proxy Statement on Form 14A
Filed September 11, 2012
File No. 001-34250

Dear Mr. Dobbie:

Thank you for your letter of September 24, 2012.  We are filing herewith a revised Schedule 14A in the form of a Preliminary Proxy Statement for your review.  We respond as follows:

General

1.
We note your response to our prior comment 1; however, it appears that you do not meet the requirements of Rule 8-08(b) (2) of Regulation S-X.  Please update your financial statements accordingly or provide a detailed explanation supporting your belief that updating is not required.

Response:

The Company’s Annual Report on Form 10-K has now been filed and all financial statements are up to date.

2.	Please mark your notice letter and proxy card as “Preliminary Copies” in accordance with Rule 14a-6(e)(1).

Response:

This comment has been accepted in the attached revision of Schedule 14A.

Justin Dobbie
United States Securities and Exchange Commission
November 9, 2012

3.	Please revise to unbundle Proposal No. 1 as it currently includes at least three separate matters. Refer to Rule 14a-4(a)(3).

Response:

The currently filed preliminary proxy statement no longer has such matters.  Proposal No. 1 now provides for the allocation or re-allocation of the company’s capital stock between a class of common stock (some of which shares are issued and outstanding) and a class of preferred stock (two series of which are currently issued and outstanding).

4.
We note the September 13, 2012 press release indicating that the company's common stock is no longer traded on The NASDAQ Capital Market.  Please revise the preliminary proxy statement to reflect this fact, as necessary or appropriate.

Response:

We have added further information at your request in the attached revisions of the Schedule 14A.

5.	In order to avoid potential confusion, please consider leaving the meeting date blank throughout the preliminary proxy statement until such time as a definitive meeting date has been determined.

Response:

We have adopted this comment in the attached revision of the Schedule 14A.

Proposal No. 1, page 6

6.
We note your response to our prior comment 2 and reissue because you did not revise the preliminary proxy in response to our comment.  We note that you recently completed a 1 for 70 reverse stock split.  Please revise here, and elsewhere in the proxy statement as appropriate, to discuss the specifics of the split, including the reason for the split and whether and to what extent it was previously approved by stockholders.  Please also disclose the number of shares of common stock outstanding after the consummation of the split.

Justin Dobbie
United States Securities and Exchange Commission
November 9, 2012

Response:

We have added explanations and revisions in response to this comment in the attached revised Schedule 14A

7.
We note that as part of Proposal No. 1 you propose to authorize the Board of Directors to increase or decrease the number of shares of common stock of the company.  Please provide us with analysis under Nevada law that this proposal is valid without inclusion of the minimum or maximum number of authorized shares of common stock by which the Board can increase or decrease the number of shares.  To the extent such a proposal is valid, please also discuss the impact that such increase or decrease could have on your shareholders.  Please also discuss the purpose of providing the Board with the authority to decrease the number of shares.

Response:

We have consulted with Nevada counsel, who assisted in the preparation of this Proposal and, in that context, confirmed that what we propose is legally acceptable.  Under certain circumstances, unless limited by the articles of incorporation, the Board has the authority under Nevada law to increase and decrease the number of shares authorized in any particular class of shares.  Because the Board proportionately lowered the number of authorized shares of common stock in connection with the second step of the company’s 1-for-70 reverse split, as described in the attached revisions to Schedule 14A, counsel advised that the stockholders should specifically approve the increase in the number of authorized shares of common stock to up to 249 million and, in a completely connected and related matter, provide the Board with authority to change the classification of the capital stock as it may deem necessary in the future.  There is no requirement under Nevada law for stockholder approval regarding changes to classes of stock as opposed to the number of issued shares of capital stock.  The 1-for-70 reverse split did not adjust the number of shares of authorized capital stock nor has any such amendment been filed with the State of Nevada.  This matter is also discussed in the attached revisions to Schedule 14A.

8.
It appears that you are revising Article III of your Articles of Incorporation to increase the number of authorized shares from 35,667,839 to 250,000,000.  To the extent your shareholders are approving this increase, please include a separate proposal to that effect.  Otherwise, please explain the authority under which this increase is being accomplished and revise the discussion in this section to explain the nature and purpose of the increase.

Justin Dobbie
United States Securities and Exchange Commission
November 9, 2012

Response:

Please see response to comment 7.

Proposal No. 4.  Authorize the Board of Directors to Issue up to 125,125 Shares, page 14

9.
Please revise the heading of the proposal to state that the proposal is to authorize the Board of Directors to issue shares of common stock at a price per share less than the greater of a share's book value or market value at the time of issuance.

This proposal has been withdrawn.

Proposal No. 7,  To Authorize the Board of Directors to Issue up to 714 Shares of Common Stock, page 14

10.
We note that on page 2 you state that Proposal No. 7 is for “Issuance of up to 5,000,000 Shares of [your] Common Stock.”  In this section, however, you state that the proposal is to issue up to 714 shares of common stock.  Please revise for consistency throughout the filing.

Response:

This proposal has been withdrawn.

We believe that the current preliminary proxy statement addresses staff’s comments.  Please let us know that we have become “comment clear,” so that we may notice this special meeting of our stockholders.

Very truly yours,

/s/ Peter M. Hoffman

cc:   Randy Katz
Elaine New